CNX COAL RESOURCES LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

June 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	CNX Coal Resources LP
Registration Statement on Form S-1
File No. 333-203165

Dear Mr. Reynolds:

On behalf of CNX Coal Resources LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on June 30, 2015, or as soon as practicable thereafter, unless the Partnership notifies you otherwise prior to such time.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CNX COAL RESOURCES LP

By:	CNX Coal Resources GP LLC, its general partner

By:	/s/ Lorraine L. Ritter
Lorraine L. Ritter
Chief Financial Officer and Chief Accounting Officer

cc:	Brett E. Braden, Latham & Watkins LLP

David P. Oelman, Vinson & Elkins L.L.P.

Douglas E. McWilliams, Vinson & Elkins L.L.P.